Jenkens & Gilchrist Parker Chapin LLP


                              THE CHRYSLER BUILDING
                               405 LEXINGTON AVENUE           AUSTIN, TEXAS
                             NEW YORK, NEW YORK 10174        (512) 499-3800
                                                            CHICAGO, ILLINOIS
                                  (212) 704-6000             (312) 425-3900
                             FACSIMILE (212) 704-6288         DALLAS, TEXAS
                                                             (214) 855-4500
                                  www.jenkens.com            HOUSTON, TEXAS
                                                             (713) 951-3300
 Martin Eric Weisberg                                    LOS ANGELES, CALIFORNIA
    (212) 704-6050                                           (310) 820-8800
mweisberg@jenkens.com                                       SAN ANTONIO, TEXAS
                                                             (210) 246-5000
                                                             WASHINGTON, D.C.
                                                             (202) 326-1500
                                October 15, 2004



VIA EDGAR AND FACSIMILE
-----------------------

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  Ramp Corporation
          Preliminary Proxy Statement filed on October 1, 2004, File No. 1-15805
          ----------------------------------------------------------------------

Dear Ms. Jacobs:

         We have reviewed your comment letter dated October 8, 2004 to the Preliminary Proxy Statement (the "Proxy Statement") of Ramp Corporation (the "Company"). On behalf of the Company and based upon the Company's representations to us, we hereby respond to each comment set forth in your comment letter. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in the comment letter.

PROPOSAL 2:  REVERSE STOCK SPLIT
--------------------------------

1. For the Staff's information, as of the Record Date set forth in the Proxy Statement, the Company had 559 holders of record of common stock, par value $.001 per share ("Common Stock"). As a result of the proposed reverse stock split, 34 holders of record of Common Stock held less than sixty shares of Common Stock and could be eliminated as a result of the reverse split, with a minimum number of record holders of 525.

2. For the Staff's information, the Company and its outside counsel are aware of Rule 10b-17 promulgated under the Securities Act of 1933, as amended and the Company undertakes to

                      Jenkens & Gilchrist Parker Chapin LLP

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
October 15, 2004
Page 2



comply with such rule in connection with the process of implementing the reverse stock split, if approved by stockholders and implemented by the board of directors.

PROPOSAL 3: 2005 STOCK INCENTIVE PLAN
-------------------------------------

3. As requested by the Staff, the Company has revised the third paragraph under Proposal 3 to state that the Company is providing a materially complete summary of the 2005 Stock Incentive Plan in accordance with Item 10(a)(1) of Schedule 14A and has eliminated statements that the description does not purport to be complete and is qualified in its entirety by reference to the full text of the plan.

4. As requested by the Staff, the Company has revised the disclosure regarding the 2005 Stock Incentive Plan in accordance with Item 10 of Schedule 14A to add the following under the heading "Equity Compensation Plan Information":

         "In addition to the issuance of Common Stock under our stock option plans set forth in the above table, we have prior obligations to pay a retention bonus to certain of our current and former employees and consultants in the aggregate principal amount of $1,869,510. We anticipate that these obligations shall be paid through the issuance of restricted shares of Common Stock to be issued under the 2005 Plan, if such plan is approved by stockholders. We will enter restricted stock agreements with such persons on terms and conditions to be agreed upon. The number of such restricted shares to be issued will be based upon the market price of the Common Stock and other factors."

CONCLUSION

         We have enclosed marked pages of the Proxy Statement showing the changes set forth above. If acceptable to the Staff, we respectfully request that the Company be allowed to file a definitive proxy statement with the Commission which shall include the additional disclosures set forth herein.

         Please feel free to call me at (212) 704-6050 or my colleague,  Stephen
G. Cordaro at (212) 704-6073 if you have any questions or if you require further information.

                                             Very truly yours,

                                             /s/ Martin Eric Weisberg

                                             Martin Eric Weisberg



cc:  Mr. Andrew Brown
     Stephen G. Cordaro, Esq.